UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 000-55716

Trilogy International Partners Inc.
(Translation of registrant's name into English)

155 108 Avenue NE, Suite 400, Bellevue, Washington 98004
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

 On February 22, 2019, the Registrant’s transfer agent issued a Confirmation of Notice of Record and Meeting Dates for the Registrant’s Annual General Meeting of Security Holders, attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit 99.1.      Confirmation of Notice of Record and Meeting Dates for the Registrant’s Annual General Meeting of Security Holders dated February 22, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRILOGY INTERNATIONAL PARTNERS INC.
(Registrant)

Date: February 22, 2019	By:	/s/ Erik Mickels
Erik Mickels
	Title:	Senior Vice President and Chief Financial Officer